UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of January 2009

000-30842

(Commission File Number)

ASAT Holdings Limited

(Registrant’s name)

14th Floor

138 Texaco Road

Tsuen Wan, New Territories

Hong Kong

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F       X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No       X    .

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):             .

On January 30, 2009, ASAT Holdings Limited (the “Company”) issued a press release announcing that the initiation of discussions for restructuring of its 9.25% Senior Notes Obligation. A copy of the press release is attached as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASAT HOLDINGS LIMITED

Date: January 30, 2009	By:	/s/ KEI HONG CHUA
	Name:	Kei Hong Chua
	Title:	Chief Financial Officer

Exhibit 99.1

ASAT Holdings Limited Announces Initiation Of Discussions

For Restructuring Of Its 9.25% Senior Notes Obligations

HONG KONG and MILPITAS, Calif., – January 30, 2009 – ASAT Holdings Limited (ASTTY.OB) (the “Company”), a global provider of semiconductor package design, assembly and test services, today announced that it has initiated discussions with certain holders (the “Noteholders”) of the Company’s 9.25% Senior Notes due 2011 to restructure its existing Senior Notes obligations. These Noteholders have preliminarily indicated to ASAT management that they are supportive in principle of facilitating a restructuring.

“ASAT remains a primary source of packaging and assembly services in the semiconductor industry. We have a history of product innovation and we will continue to strive to stay at the leading edge of packaging technology,” said Tung Lok Li, acting chief executive officer of ASAT Holdings Limited. “A number of our major shareholders and Noteholders are in discussions seeking a timely restructuring, and we anticipate that there will be no change in our day-to-day operations during this process. We remain committed to continuing to offer our customers reliable service, enhanced product offerings and quality, and expect that our actions will strengthen our position within the industry.”

“We have been engaged in an ongoing and productive dialogue with certain of our major Noteholders to develop a solution that is expected to result in an improved capital structure and enhanced financial flexibility for the Company,” said Kei Hong Chua, chief financial officer of ASAT Holdings Limited. “Since 2006 we have made significant progress in improving our operational performance, and we hope to deliver similar progress with regard to our capital structure.”

“We are pleased that ASAT’s management has reached out proactively to its Noteholders,” said Robert Petty, Managing Partner of Clearwater Capital Partners, one of ASAT’s leading Noteholders. “These discussions are an important first step in the process toward developing and implementing a mutually beneficial debt restructuring plan. We look forward to taking an active part in discussions and believe they can result in a better balance sheet for the Company, allowing it to continue to deliver quality product to its customers.”

Interest Payment

The Company also announced today that it will delay making its next semi-annual interest payment on its 9.25% Senior Notes. ASAT has 30 days from the February 1, 2009 due date to meet its interest payment obligation under the indenture for such notes.

“We believe it is in the Company’s best interest to utilize the 30-day grace period while we attempt to complete an agreement with our major Noteholders,” said Mr. Chua.

Conference Call On February 3, 2009

ASAT Holdings management will host a conference call to discuss these events on Tuesday, February 3, 2009 at 8:30 a.m. ET/5:30 am PT. To access the conference call, please dial (480) 629-9031. An audio replay of the conference call will be available until February 10, 2009. To access the replay, please dial 1-303-590-3030 and use the access code 3971223. A live webcast of the call will also be available via the investor relations section of the Company’s website at www.asat.com.

About ASAT Holdings Limited

ASAT Holdings Limited is a global provider of semiconductor package design, assembly and test services. With 20 years of experience, the Company offers a definitive selection of semiconductor packages and world-class manufacturing lines. ASAT’s advanced package portfolio includes standard and high thermal performance ball grid arrays, leadless plastic chip carriers, thin array plastic packages, system-in-package and flip chip. ASAT was the first company to develop moisture sensitive level one capability on standard leaded products. Today, the Company has operations in the United States, Asia and Europe. For more information, visit www.asat.com.

Safe Harbor

This news release contains statements and information that involve risks, uncertainties and assumptions. These statements and information constitute “forward-looking statements” within the meaning of federal securities laws including Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. Such forward-looking statements, including statements regarding expected revenues, liquidity and financial position, our manufacturing cost structure, our operational efficiencies, our relocation and reorganization costs, our customer retention, growth and expectations, our continuation as a going concern and our capital needs, involve known and unknown risks, uncertainties, assumptions and other factors that could cause the actual performance, financial condition or results of operations of ASAT Holdings Limited to differ materially from those expressed or implied in any forward-looking statement. Investors are cautioned that actual events and results could differ materially from those contained in these statements as a result of a variety of factors, including: whether the Company can remain a primary source of packaging and assembly services in the semiconductor industry and continue to stay at the leading edge of packaging technology; the ability of the Company and its major Noteholders and shareholders to agree to and effectively implement a debt restructuring plan that will materially improve its capital structure and financial flexibility, in a timely manner or at all; the risk that the Company may not be able to continue as a going concern if such a plan is not so implemented and that its operations may be materially adversely affected during or after its discussions with Noteholders if, for example, its customers and/or suppliers determine that the Company presents credit or supply risks; the Company’s ability to maintain and enhance its operational metrics on an ongoing basis; the risk that the Company will not be able to obtain adequate future funding for its operations and to service its outstanding debt obligations (including, without limitation, its payments obligations under its 9.25% Senior Notes), particularly in light of the current global economic downturn and credit crisis; the Company’s dependence on the highly cyclical semiconductor market; acceptance and demand for the Company’s products and services; and those risks, uncertainties, assumptions and other factors stated in the section entitled “Risk Factors” in our Annual Report on Form 20-F filed with the United States Securities and Exchange Commission on October 30, 2008 and the section entitled “Risk Factors” in our current reports on Form 6-K filed with the United States Securities and Exchange Commission containing quarterly financial information. The forward-looking statements in this release reflect the current beliefs and expectations of the Company as of this date, and the Company undertakes no obligation to update these projections and forward-looking statements to reflect actual results or events or circumstances that occur after the date of this news release.

For further information, please contact:

Jim Fanucchi

Summit IR Group Inc.

408.404.5400

ir@asat.com